FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190 Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82- _________________

May 18, 2009

Dear Shareholder,

        You are cordially invited to attend the 2009 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited, to be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, June 22, 2009 at 4:30 p.m. local time.

        At the Annual Meeting, shareholders will receive and discuss the Company’s 2008 consolidated financial statements and will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders. Teva’s Board of Directors recommends a vote FOR all of the proposals listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

        We look forward to greeting personally those shareholders who are able to be present at the meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva ADSs will receive voting instruction cards from The Bank of New York Mellon, the depositary of the ADSs, which will enable them to instruct The Bank of New York Mellon on how to vote the Teva ordinary shares represented by their ADSs with regard to the proposals listed in the Notice. Accordingly, please sign and date the enclosed voting instruction card at your earliest convenience and mail it in the envelope provided.

        Teva urges all of its shareholders to review our annual report on Form 20-F, which is available on our website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at (215) 591-8912 or in Israel at 972-3-926-7281.

        Thank you for your cooperation.

Sincerely, Eli Hurvitz Chairman of the Board

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

        Notice is hereby given that the 2009 Annual Meeting of Shareholders of Teva Pharmaceutical Industries Limited will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, June 22, 2009, at 4:30 p.m. local time.

        At the Meeting, shareholders will receive and discuss the Company’s consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the year then ended. In addition, at the Annual Meeting shareholders will be asked to adopt the following resolutions:

1.	To approve the Board of Directors’ recommendation that the cash dividend for the year ended December 31, 2008, which was paid in four installments and aggregated NIS 1.95 (approximately US$0.525, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

2.	To elect the following five persons to the Board of Directors, each to serve as a director for a three-year term: Dr. Phillip Frost, Roger Abravanel, Prof. Elon Kohlberg, Prof. Yitzhak Peterburg and Erez Vigodman.

3.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2010 Annual Meeting of Shareholders and to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

        Only shareholders of record at the close of business on May 13, 2009, will be entitled to this notice of, and to vote at, the Annual Meeting. Should no legal quorum be present one half hour after the time set for the Annual Meeting, the meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors, TEVA PHARMACEUTICAL INDUSTRIES LIMITED Uzi Karniel, Adv. Corporate Secretary

PROXY STATEMENT

The Meeting

        The 2009 Annual Meeting of Shareholders of the Company will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Monday, June 22, 2009 at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote

        Only shareholders of record at the close of business on May 13, 2009 will be entitled to notice of, and to vote at, the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.1 per share, shall be entitled to one vote on all matters properly submitted at the Annual Meeting.

Quorum, Required Vote and Voting Procedures

        At least two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, are necessary to constitute a legal quorum.

        The affirmative vote of the holders of a majority of the shares participating at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting.

        Under the terms of the Depositary Agreement among Teva and The Bank of New York Mellon, which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If instructions are not received by the Depositary, the Depositary will give a discretionary proxy for the ordinary shares represented by such ADSs to a person designated by the Company.

Shareholder Nominations

        Under Teva’s Articles of Association, a shareholder interested in proposing the nomination of a candidate for consideration by the Company’s corporate governance and nominating committee in connection with the Company’s 2010 Annual Meeting of Shareholders must submit his or her proposal in writing to the Company at its corporate headquarters, at 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel, Attn: Corporate Secretary, no later than 14 days after the date of first publication by the Company of its 2009 consolidated financial results. Any proposal by a shareholder as set forth above must include the information required by Article 60(e) of Teva’s Articles of Association.

Householding of Proxy Materials

        Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement or the Company’s annual report may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of either document to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: 972-3-926-7281, Attn: Investor Relations or in the United States at (215) 591-8912. If you want to receive separate copies of the Company’s annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

        The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $7,500, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PRESENTATION OF 2008 FINANCIAL STATEMENTS

        The Board of Directors has approved, and is presenting to the shareholders for receipt and discussion at the Annual Meeting, Teva’s consolidated balance sheet as of December 31, 2008 and the consolidated statements of income for the year then ended, which are included in Teva’s Annual Report on Form 20-F for the year ended December 31, 2008.

PROPOSAL 1:   APPROVAL OF 2008 DIVIDEND

        The Board of Directors recommends that the shareholders approve the Board’s recommendation that the cash dividend for the year ended December 31, 2008, which was paid in four installments and aggregated NIS 1.95 (approximately US$0.525, according to the applicable exchange rates) per ordinary share (or ADS), be declared final.

PROPOSAL 2:   ELECTION OF DIRECTORS

        Following the recommendation of Teva's corporate governance and nominating committee, the Board of Directors recommends that the shareholders approve the election of the following five persons, each to serve as a director for a three-year term, until Teva's 2012 Annual Meeting of Shareholders: Dr. Phillip Frost, Roger Abravanel, Prof. Elon Kohlberg, Prof. Yitzhak Peterburg and Erez Vigodman. Dr. Frost and Mr. Abravanel are currently Teva Board members; Prof. Kohlberg, Prof. Peterburg and Mr. Vigodman are proposed new members of the Board. All such candidates (except Dr. Frost) have been determined to be independent within the meaning of applicable Nasdaq regulations.

Directors

        The following table sets forth information as to the directors of Teva as of February 15, 2009:

Name	Age	Director Since	Term Ends

Eli Hurvitz – Chairman (l)(2)	76	1968	2011

Dr. Phillip Frost – Vice Chairman	72	2006	2009

Roger Abravanel	63	2007	2009

Ruth Cheshin (2)	72	1989	2011

Abraham E. Cohen	72	1992	2010

Amir Elstein	53	2009	2010

Prof. Meir Heth	76	1977	2009

Prof. Roger Kornberg	61	2007	2010

Prof. Moshe Many	80	1987	2010

Dr. Leora (Rubin) Meridor (3)	61	2002	2011

Joseph Nitzani (3)	61	2008	2011

Dan Propper	67	2007	2010

Dov Shafir	77	1969	2009

David Shamir	48	2004	2009

Ory Slonim	65	2008	2011

(1)	Eli Hurvitz is the father of Chaim Hurvitz, Teva’s Group Vice President-International.
(2)	Ruth Cheshin and Eli Hurvitz are sister and brother-in-law.
(3)	Statutory independent director elected in accordance with the Israeli Companies Law.

Persons Being Considered for Election at this Annual Meeting

        Directors Subject to Reelection

        Dr. Phillip Frost has served as Vice Chairman of the Board of Teva since January 2006 and as Chairman of the Board and Chief Executive Officer of IVAX Corporation from 1987 until 2006. He was also President of IVAX from 1991 until 1995. Dr. Frost presently is the Chairman of the Board and CEO of OPKO Health, Inc., a specialty pharmaceutical company, and Chairman of the Board of Ladenburg Thalmann Financial Services. Dr. Frost is a director of Northrop Grumman Corporation, Continucare Corporation Inc. and Modigene Inc. He is a member of the Board of Regents of the Smithsonian Institution. Dr. Frost received a B.A. in French literature from the University of Pennsylvania in 1957 and an M.D. from the Albert Einstein College of Medicine in 1961.

        Roger Abravanel joined Teva’s Board in January 2007, following his retirement from McKinsey & Company in June 2006. Mr. Abravanel joined McKinsey in 1972 and became a principal in 1979 and a Director in 1984. Mr. Abravanel has been a member of the Supervisory Board of Teva Pharmaceuticals Europe B.V. since June 2006 and serves as a director of Luxottica Group S.p.A., Banca Nazionale del Lavoro, a subsidiary of BNP Paribas, and the Italian Institute of Technology. Mr. Abravanel graduated with a bachelor’s degree in chemical engineering from the Politecnic University in Milan in 1968 and received an M.B.A. from INSEAD in 1972.

        Proposed New Directors

        Prof. Elon Kohlberg (63) is the Royal Little Professor of Business Administration at the Harvard Business School and has taught in the MBA, Ph.D., and executive programs at Harvard Business School. Professor Kohlberg previously served on Teva’s Board from 1987 to 2000 and has been involved with Teva through his membership on the Board of Teva’s principal U.S. subsidiary. Between 2005 and 2007, Prof. Kohlberg served as director of Ormat Technologies, Inc. Prof. Kohlberg received a B.Sc., M.Sc., and Ph.D. in mathematics from the Hebrew University of Jerusalem.

        Prof. Yitzhak Peterburg (58) served as President and CEO of Cellcom Israel Ltd. between 2003 and 2005. Prof. Peterburg was Director General of Clalit Health Services, the leading healthcare provider in Israel, between 1997 and 2002. He is a professor at the School of Business, Ben-Gurion University and currently serves as Chairman of the Board of Applisonix Ltd. Prof. Peterburg holds a M.D. degree from Hadassah Medical School and is board-certified in Pediatrics and Health Services Management. He also holds a doctorate degree in Health Administration from Columbia University and a M.Sc. degree in Information Systems from the London School of Economics.

        Erez Vigodman (49) has served as President and Chief Executive Officer of Strauss Group Ltd. since January 2001. Mr. Vigodman is member of the Advisory Council to the Governor of the Bank of Israel and of the Advisory Board of Directors of the Faculty of Business Management, Tel Aviv University. He is a certified public accountant, holds a B.A. in Accounting and Economics from Tel Aviv University and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration.

        As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

        Continuing Directors

        Eli Hurvitz has served as Chairman of the Board of Teva since April 2002. Previously, he served as Teva’s President and Chief Executive Officer for over 25 years. He is Chairman of the Board of Pontifax Management (G.P.) Ltd. and Protalix Biotherapeutics, Inc. and a director of Vishay Intertechnology Inc. He served as Chairman of the Israel Export Institute from 1974 through 1977 and as the President of the Israel Manufacturers Association from 1981 through 1986. He recently completed a six-year term as the Chairman of the Board of the Israel Democracy Institute. He received his B.A. in economics and business administration from the Hebrew University in 1957. Mr. Hurvitz has been determined by the Board to be a financial and accounting expert under Israeli law.

        Ruth Cheshin is the President of the Jerusalem Foundation, a multi-national organization which raises funds around the world for the creation of social, educational, cultural and coexistence projects for all the citizens of Jerusalem. Ms. Cheshin is also an active member of many of the city’s most important boards.

        Abraham E. Cohen was Senior Vice President of Merck & Co. from 1982 to 1992 and served as President of the Merck Sharp & Dohme International Division from 1977 to 1988. Since his retirement in January 1992, Mr. Cohen has been active as an international business consultant. He served as a director of Akzo Nobel NV until 2007. He is presently a director of Chugai Pharmaceutical Co. U.S.A., Neurobiological Technologies, Inc. and Vasomedical, Inc.

        Amir Elstein rejoined Teva’s Board in January 2009. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on the Company’s Board of Directors. Prior to joining Teva in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd, as a director of Israel Corporation Ltd. and as Chairman of the Board of Governors of the Jerusalem College of Engineering. Mr. Elstein also serves as a member of the board of a variety of academic, scientific, educational, social and cultural institutes. Mr. Elstein holds a B.Sc. in Physics and Mathematics from the Hebrew University in Jerusalem, an M.Sc. in Solid State Physics from the Department of Applied Physics of the Hebrew University and a diploma of Senior Business Management from the Hebrew University.

        Prof. Roger D. Kornberg is the Winzer Professor in Medicine in the Department of Structural Biology at Stanford University, where he has been a professor since 1978. Prior to joining Stanford, he was a professor at Harvard Medical School. Prof. Kornberg received a B.A. degree from Harvard in 1967 and a Ph.D. degree in chemistry from Stanford in 1972. He has received many awards, including the Welch Prize (2001), the highest award in chemistry in the United States, the Leopold Mayer Prize (2002), the highest award in biomedical sciences of the French Academy of Sciences, and the Nobel Prize in Chemistry (2006). He is a recipient of honorary degrees from universities in Europe and Israel, including the Hebrew University, where he is a visiting professor. He is a member of the U.S. National Academy of Sciences and an honorary member of other academies and professional societies in the United States, Europe and Japan. Prof. Kornberg has served since 2008 as a director of Protalix BioTherapeutics, Inc. and of Cocrystal Discovery, Inc. (a private company).

        Prof. Moshe Many, M.D., Ph.D. has served as president of the Ashkelon Academic College since January 2002. He previously was President of the Tisom International School of Management. He is a former President of Tel Aviv University, the former Medical Director of the Ramat Marpeh Hospital and the former Deputy Chairman of Maccabi Healthcare Fund. He has been a Department Head at Tel Hashomer Hospital since 1976. He is currently a director of Rosetta Genomics Ltd. and served as a director of Zim Integrated Shipping Services Ltd. until 2007. Prof. Many received his M.D. degree from Geneva University in 1952 and his Ph.D. in surgery from Tufts University in 1969.

        Dr. Leora (Rubin) Meridor has been a director of Teva since December 2002. Dr. Meridor is a business and financial consultant. She served as the Chair of the Board of Bezeq International Ltd. and Walla Communications Ltd from 2001 to 2005 and as Chair of the Board of Hapoalim Capital Markets from 2001 to 2004. From 1996 to 2000, Dr. Meridor was Senior Vice President and Head of the Credit and Risk Management Division of the First International Bank of Israel. Between 1983 and 1996, Dr. Meridor held various positions in the Bank of Israel, the last of which was Head of the Research Department. Dr. Meridor has held various teaching positions with the Hebrew University and holds a bachelor’s degree in mathematics and physics, a master’s degree in mathematics and a Ph.D. in economics from the Hebrew University. She served as director of NICE Systems Ltd. from 2002 until 2007 and of Isrotel Ltd. from 2001 until 2007. She presently serves on the boards of directors of Alrov (Israel) Ltd., Delta Galil Ltd., Gilat Satellite Networks Ltd., Osem Investment Ltd., Weizmann Institute of Science and Betzalel Academy of Art. Dr. Meridor qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

        Joseph Nitzani joined Teva’s Board in September 2008. He has served as a director of Adanim Mortgage Bank since 2006 and of Hadassah Medical Center since 1996 (and as Chairman since June 2008). Between 2001 and 2007, Mr. Nitzani held various positions at Mizrahi-Tefachot Bank Ltd., most recently as Vice President, Head of Capital Markets and Private Banking Division. Mr. Nitzani also served as a director of Tefahot Israel Mortgage Bank Ltd. from 2003 to 2005. Previously, he served as Managing Director of The Government Companies Authority from 1991 to 1995 and of The Tel-Aviv Stock Exchange from 1983 to 1991. Mr. Nitzani received his B.A. in Economics from Bar-Ilan University in 1971 and his M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani qualifies as a statutory independent director under Israeli law and was determined by the Board to be a financial and accounting expert under Israeli law.

        Dan Propper is the Chairman of the Board of Osem Investments Ltd., a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel. Mr. Propper has received awards for his contributions to Israeli industry and its economy, including an honorary Doctorate from the Technion–Israel Institute of Technology in 1999. Mr. Propper is a director of Check Point Software Technologies Ltd. Mr. Propper is also a member of the board of trustees of the Technion, Ben-Gurion University, Weizmann Institute of Science and Tel Aviv University. Mr. Propper earned a B.S. summa cum laude in Chemical Engineering and Food Technology from the Technion.

        Ory Slonim rejoined Teva’s Board in June 2008. Mr. Slonim is an attorney who has been in private practice since 1970 and previously served on Teva’s Board from 1998 to 2003 as a statutory independent director. Between 1987 and 2007, Mr. Slonim was a director at Migdal Insurance Company Ltd., serving as Deputy Chairman from 2000 until 2007 and as Chairman of the company’s audit committee from 2001 until 2007. He presently serves as a director and Chairman of the audit committee of U. Dori Group Ltd., director and Chairman of the audit committee of Oil Refineries Ltd. and as Vice Chairman of Harel Insurance Investments & Financial Services Ltd. From 1989 to 2006, Mr. Slonim served as a Special Consultant to the Minister of Defense. Since 2006, Mr. Slonim has served as Chairman of Variety Club in Israel, where he was President from 1994 to 2007. Mr. Slonim received an LL.B degree from the Hebrew University in 1968.

Board Practices and Committees

        Our Board of Directors currently consists of 15 persons, of whom 12 have been determined to be independent within the meaning of applicable Nasdaq regulations. The Board includes two independent directors mandated under Israeli law and subject to additional criteria to help ensure their independence. See “–Statutory Independent Directors/Financial Experts” below. The terms of the directors are set forth in the table above. In accordance with Nasdaq regulations, we do not consider the following directors to be independent: Eli Hurvitz, Dr. Phillip Frost and Amir Elstein.

        All directors are entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors, and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board or by a court).

        Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com.

        Annual Meetings. We encourage serving directors to attend annual shareholders meetings.

        Board Practices and Procedures. Our Board members are generally elected for terms of three years. We believe that this system of multi-year terms allows our directors to acquire and provide us with the benefit of a high level of expertise with respect to our complex businesses. We also provide an orientation program for new Board members as well as a continuing education program for board members which includes lectures, provision of materials, meetings with key management, and visits to company facilities.

        Board Meetings. Meetings of the Board of Directors are generally held every four to six weeks throughout the year, with additional special meetings scheduled when required. Information regarding the number of meetings of the Board and Board committees and attendance rates is presented in the table below.

        Executive Sessions of the Board. The independent members of the Board met in executive session (without management or non-independent directors’ participation) two times during 2008. They will continue to meet in executive session on a regular basis. Prof. Meir Heth serves as Chairman of the executive sessions of the Board.

        Director Service Contracts. We do not have any contracts with any of our non-employee directors that provide for benefits upon termination of services.

        Home Country Practice. Except as described below, Teva is in compliance with corporate governance standards as currently applicable to Teva under Israeli, U.S., SEC and Nasdaq laws and regulations.

        Nasdaq Rule 4350(f) requires that an issuer listed on the Nasdaq National Market have a quorum requirement for shareholder meetings of at least one-third of the outstanding shares of the company’s common voting stock. However, Teva’s articles of association, consistent with the Israeli Companies Law and Israeli practice, provide that the quorum requirements for a meeting are the presence of a minimum of two shareholders, present in person or by proxy or by their authorized persons, and who jointly hold twenty-five percent or more of the paid-up share capital of the Company.

        Communications with the Board. Shareholders or other interested parties can contact any director or committee of the Board by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Corporate Secretary or Internal Auditor. Comments or complaints relating to our accounting, internal controls or auditing matters will also be referred to members of the audit committee as well as other appropriate bodies of the Company. The Board has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Statutory Independent Directors/Financial Experts

        Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two directors who are required to meet the independence criteria of the Israeli Companies Law (“statutory independent directors”), who must also serve on the audit committee. All other Board committees exercising powers delegated by the Board must include at least one such statutory independent director. Such statutory independent directors are appointed at the general meetings and must meet certain non-affiliation criteria–all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under Israeli regulations. Regulations promulgated under Israeli law set minimum and maximum amounts, as well as other rules, regarding compensation that may be paid to statutory independent directors. Dr. Leora Meridor and Joseph Nitzani currently serve in this capacity.

        Israeli law further requires that at least one statutory independent director have financial and accounting expertise, and that the other statutory independent director have professional competence, as determined by the company’s Board of Directors. Under relevant regulations, a director having financial and accounting expertise is a person who, due to his or her education, experience and talents, is highly skilled in respect of, and understands, business and accounting matters and financial reports, in a manner that enables him or her to have an in-depth understanding of the company’s financial information and to stimulate discussion in respect of the manner in which the financial data is presented. Under the regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in public service or in the field of the company’s business.

        Both Dr. Leora Meridor and Joseph Nitzani were determined by the Board of Directors to be financial and accounting experts under Israeli law.

        The Board of Directors has also adopted a policy to require at least two directors who are financial experts in accordance with Israeli law, in addition to the one statutory independent director required under Israeli law, to qualify as a financial expert in accordance with Israeli law. Prof. Meir Heth and Eli Hurvitz were determined by the Board of Directors to be financial and accounting experts.

Committees of the Board

        Our Articles of Association provide that the Board of Directors may delegate its powers to one or more committees of the Board as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director. The Board has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board. Membership on these Board committees is presented in the table below.

        We have adopted charters for our audit, compensation, and corporate governance and nominating committees, formalizing the committees’ procedures and duties. Each of these charters is available on our website at www.tevapharm.com.

        Audit Committee

        The Israeli Companies Law mandates the appointment of an audit committee comprised of at least three directors. The audit committee must include all statutory independent directors and may not include certain members of the Board. Under the Israeli Companies Law, the audit committee is responsible for overseeing the business management practices of the Company in consultation with the Company’s internal auditor and independent auditors, making recommendations to the Board to improve such practices and approving transactions with affiliates, as described in our annual report on Form 20-F under “Item 10: Additional Information–Memorandum and Articles of Association–Directors’ Powers.”

        In accordance with the Sarbanes-Oxley Act and Nasdaq requirements, the audit committee is directly responsible for the appointment, compensation and oversight of our independent auditors. The audit committee is also responsible for assisting the Board in monitoring our financial statements, the effectiveness of our internal controls and our compliance with legal and regulatory requirements. The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; and its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, authority to engage advisors, and funding as determined by the audit committee. In addition, under Israeli law, the appointment of the independent auditors and their compensation require the approval of our shareholders, which may delegate their authority to determine the compensation to the board of directors.

        All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

        The Board has determined that Prof. Meir Heth is an “audit committee financial expert” as defined by applicable SEC regulations. In addition, as described above, Dr. Leora Meridor and Joseph Nitzani, our statutory independent directors who also serve on the audit committee, were determined by the Board to be financial and accounting experts under Israeli law.

        Compensation Committee

        The purpose of the compensation committee is to carry out, on behalf of the Board of Directors, the responsibilities of the Board relating to compensation of the Company’s Chief Executive Officer and other senior officers. The committee is responsible for establishing annual and long-term performance goals and objectives for our executive officers, reviewing the overall compensation philosophy of the Company and making recommendations to the Board with respect to cash-based incentive compensation plans, equity-based compensation plans and other benefit plans with regard to the CEO and senior executive officers. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

        Corporate Governance and Nominating Committee

        The role of the corporate governance and nominating committee is to assist the Board in fulfilling its responsibilities with respect to the (i) identification of individuals who are qualified to become (or be re-elected as) board members; (ii) development and/or implementation of corporate governance principles and proposal of such principles to the Board for its approval; and (iii) review at least annually of the principles of corporate governance approved by the Board, with the purpose of evaluating the compliance with such principles, as well as their relevance and conformance with legal requirements. All of the committee members have been determined to be independent as defined by the applicable Nasdaq rules and those of the SEC.

        Finance Committee

        The finance committee is responsible for overseeing Teva’s financial strategies and policies, risk management and financial controls and reporting, as well as a variety of other financial-related matters.

        Science and Technology Committee

        The science and technology committee is primarily engaged in the review and analysis of the annual budgets and plans of the innovative and generic R&D divisions, the review of new technologies and major projects, and the review of our relationship with the scientific community.

        Community Affairs Committee

        The community affairs committee is primarily engaged in the review and oversight of our involvement in the community, public policy issues affecting us and our relationships with medical, educational and cultural institutions, including charitable donations.

        Current Members of Board Committees

Name	Audit	Compensation	Corporate Governance and Nominating	Finance	Science and Technology	Community Affairs

E. Hurvitz				✓	✓	✓*
Dr. P. Frost					✓*
R. Abravanel				✓
R. Cheshin						✓
A. E. Cohen		✓	✓		✓
A. Elstein				✓	✓	✓
Prof. M. Heth	✓		✓*	✓		✓
Prof. R. Kornberg					✓
Prof. M. Many	✓	✓*	✓		✓+
Dr. L. Meridor	✓	✓	✓	✓*	✓	✓
J. Nitzani	✓	✓	✓	✓	✓	✓
D. Propper					✓
D. Shafir	✓*				✓	✓
D. Shamir	✓	✓	✓
O. Slonim		✓	✓		✓	✓

Key: “✓” Member; “*” Chairperson; “+” Vice Chairperson.

        Board and Committee Meetings

Name of Body	No. of Meetings in 2008	Average Attendance Rate (in percentages)

Board of Directors	19	85

Audit Committee	13	89

Compensation Committee	5	83

Corporate Governance and Nominating Committee	7	91

Finance Committee	4	88

Science and Technology Committee	4	90

Community Affairs Committee	2	75

Code of Ethics

        Teva has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is available to every Teva employee on its intranet site, upon request to its human resources department, and to investors and others on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or Teva’s website. As referred to above, the Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee of its Board of Directors. The Company has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Related Party Transactions

        In September 2006, Teva and Protalix Ltd. signed a collaboration and licensing agreement for the development of two proteins, using Protalix’s plant cell culture platform. Under the agreement, the two companies will collaborate on research and development of the proteins utilizing Protalix’s expression system. Protalix will grant Teva an exclusive license to commercialize the developed products in return for royalty and milestone payments to be made to Protalix upon the achievement of certain pre-defined goals. Protalix will retain certain exclusive manufacturing rights. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Protalix. Mr. Hurvitz and Dr. Frost, Teva’s Vice Chairman of the Board, each own certain equity interests in Protalix.

        In January 2007, Teva and Se-cure Pharmaceuticals Ltd entered into a Marketing, Selling and Distribution Agreement for Femarelle, a food supplement. Pursuant to the Agreement, Teva has the exclusive right to market, sell and distribute Femarelle in Israel. Dr. Ben-Zion Weiner, Teva’s Chief R&D Officer, holds a right to receive 4% of the issued and outstanding share capital of Se-cure and is also a member of its scientific advisory board.

        In May 2008, Teva entered a Share Purchase Agreement and Research and an Exclusive License Option Agreement with NovoTyr Therapeutics Ltd., which develops novel inhibitors of insulin-like growth factor receptor (IGF1R). NovoTyr was established in 2005 in Meytav Incubator, whose Chairman until December 2008 was Dr. Aharon Schwartz, Teva’s VP–Innovative Ventures. Meytav is controlled by Biomedix, which is controlled by Pontifax. Eli Hurvitz, Teva’s Chairman of the Board, is Chairman of the Board of Pontifax and owns certain equity interests in Pontifax.

        In August 2008, Teva and Jexys Medical Research Services & Development Co. Ltd entered into a Share Purchase Agreement, under which Teva will invest up to NIS 5,660,000 in Jexys while maintaining its option for exclusive license pursuant to a December 2006 development agreement that covered the development of up to five prototype molecules, using Jexys’ platform technology. Arik Yaari, Teva’s Group Vice President–Teva Generic Systems, is a director and shareholder of Jexys.

        In September 2008, Teva granted OPKO Ophthalmics, LLC an exclusive worldwide license to use Teva’s existing nebulized budesonide inhalation solution to develop and commercialize a therapeutic treatment exclusively for ophthalmic indications. OPKO Ophthalmics, LLC is a development stage specialty healthcare company owned by a public holding company, OPKO Health, Inc., which is controlled by Dr. Phillip Frost, Teva’s Vice Chairman of the Board. Dr. Frost also serves as Chairman of the Board of Directors and CEO of OPKO Health, Inc.

        In October 2008, following the expiration of a previous lease, Teva entered into a lease of 9,950 square feet in an office building located in Miami, Florida owned by an entity controlled by Dr. Phillip Frost, Teva’s Vice Chairman of the Board. The lease provides an annual rent of approximately $298,500 (including operational and service costs) for a two-year term, renewable by Teva for two additional three-year terms. Such amount was determined by Teva not to exceed the fair market rent for the property following a review of the commercial rental market for such space.

        All related party transactions described above have been reviewed and approved by Teva’s audit committee and Board of Directors.

PROPOSAL 3:   APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The audit committee of the Board of Directors recommends that, as required under Israeli law (as described above under “Committees of the Board – Audit Committee”), the shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2010 Annual Meeting of Shareholders. It is further proposed to authorize the Board of Directors to determine their compensation provided such compensation is also approved by the audit committee.

        Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Independent Registered Public Accounting Firm Fees

        Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited, for the years ended December 31:

	2008	2007
	(U.S. $ in thousands)

Audit Fees	$10,142	$9,148

Audit-Related Fees	1,409	1,101

Tax Fees	7,613	5,981

All Other Fees	50	43

Total	$19,214	$16,273

        The audit fees for the years ended December 31, 2008 and 2007 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2008 and 2007, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

        The audit-related fees for the years ended December 31, 2008 and 2007 were for assurance and related services related to due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

        Tax fees for the years ended December 31, 2008 and 2007 were for services related to tax compliance, including the preparation of tax returns and claims for refunds, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

        All other fees for the years ended December 31, 2008 and 2007 were for general guidance related to accounting issues and the purchase of accounting software and human resources benchmarking software.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

        Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services, as further described above. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED (Registrant) By: /s/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

Date: May 18, 2009